FORM 6-K
                 SECURITIES EXCHANGE
                     COMMISSION
                     Washington, D.C.
                     20549
                    REPORT OF FOREIGN
              ISSUER Pursuant to Rule
              13a-16 or 15d-16 of the
              Securities Exchange Act
              of 1934
                 COMMISSION FILE
                 NUMBER 0-15577 FOR
                 THE MONTH OF APRIL
                 1997
           CONSOLIDATED NEVADA GOLDFIELDS
        CORPORATION (Translation of
        registrant's name into English)
                   1801 Broadway, Suite
1620
               Denver, Colorado 80202
       (Address of Principal Executive Office)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-
F or Form 40-F.

          Form 20-F    X                Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                           No   X

      If "Yes" is marked, indicate below the file
number assigned to the registrant in connection with
Rule 12g3-2(b): 82-      .

Enclosed  is:  1)  Press  Release 97-010  -
Consolidated Announces Completion of Shareholder
Credit Arrangement

Pursuant  to the Requirements of the Securities
Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    CONSOLIDATED NEVADA GOLDFIELDS
                    CORPORATION (Registrant)



Date:   April 1, 1997          James R. Maronick,
Vice  President
Finance